**THIRD RESTATED AND AMENDED**

**BYLAWS**

**OF**

**SBS TECHNOLOGIES, INC.**

## ARTICLE I

### SHAREHOLDERS

A. **ANNUAL MEETING**. The annual meeting of the shareholders will be held during the month of November of each year at a time and place fixed by the Board of Directors for the purpose of electing Directors and for the transaction of any other business as may come before the meeting. If no place is designated for the meeting it will be held at the registered office of the Corporation. If the day fixed for the annual meeting is a legal holiday, the meeting will be held on the next succeeding business day.

B. **SPECIAL MEETING**. Special meetings of the shareholders may be called by the Chief Executive Officer, the Chairman of the Board, the Board of Directors or by the holders of not less than one-half of all the shares entitled to vote at the meeting.

C. **NOTICE OF SHAREHOLDERS' MEETINGS**. Written notice of all shareholders' meetings stating the time and the place, and the purpose of the meetings, will be given by the Chief Executive Officer, President or a Vice President or the Secretary or an Assistant Secretary or by the officer or persons calling the meeting either personally, by telegram or similar data transmission system or by mail or expedited delivery service, not less than ten nor more than fifty days before the date of the meeting, to each shareholder of record entitled to vote at the meeting at the address as it appears on the stock transfer books of the Corporation, unless the shareholder has filed with the Secretary of the Corporation a written request that notice intended for the shareholder be mailed to some other address. Notice will be deemed to be delivered when deposited, postage prepaid, in the United States mail or when delivered, charges prepaid, to the expedited delivery service or when delivered, charges prepaid, to the telegraph company or similar data transmission company. Attendance of a shareholder in person or by proxy at a meeting constitutes a waiver of notice of the meeting, except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

D. **QUORUM OF SHAREHOLDERS**. At any meeting of the shareholders, a majority of shares entitled to vote, represented in person or by proxy, will constitute a quorum. A quorum once attained at a meeting will continue until adjournment notwithstanding the withdrawal of enough shares to leave less than a quorum. When a quorum is present at any meeting, a majority of the shares represented at the meeting and entitled to vote on a matter will decide any question brought before the meeting, unless the vote of a greater number or class voting is required by law or the Articles of Incorporation.

E. **CLOSING TRANSFER BOOKS**. For the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books will be closed for not fewer than ten or more than fifty days before the stockholders meeting or payment of the dividend.  In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, which may not be less than ten days or more than fifty days before the meeting of stockholders or the payment of the dividend.

F.     **PROXIES**.  At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact.  That proxy will be filed with the Secretary of the Corporation before or at the time of the meeting.  No proxy will be valid after eleven months from the date of its execution unless otherwise provided in the proxy and permitted by law.

G.     **ACTION BY CONSENT**.  Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote on the subject matter of the action.  The consent will have the effect of a unanimous vote.

## ARTICLE II

### SHARES CERTIFICATES

A.     **CERTIFICATES**.  Certificates of stock will be in a form approved by the Board of Directors.  The certificates will be signed by the Chairman or Vice Chairman of the Board of Directors or the Chief Executive Officer, President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and may be sealed by the corporate seal or a facsimile.  Each certificate will be consecutively numbered and state upon its face the information required by law. The name and address of the person owning the shares, with the number of shares and the date of issue, will be entered on the Corporation's books.  The person or entity in whose name shares appear on the record of shareholders of the Corporation will be the shareholder and will be deemed by the Corporation to be the owner of the shares for all purposes whether or not the Corporation has other knowledge.

Unless otherwise provided in the Articles of Incorporation, the Board of Directors may provide by resolution that some or all of any classes or series of its shares will be uncertificated shares, provided that the resolution will not apply to shares represented by a certificate until that certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation will send to the registered owner of the shares written notice containing the name of the person to whom the shares are registered and the number, class and series which the shares represent.  Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series will be identical.

B.     **ASSIGNMENT AND CANCELLATION**.  All certificates of shares transferred by assignment will be surrendered to the Secretary for cancellation and new certificates issued to the purchasers or assignees.

C.     **TRANSFER**.  Shares of stock will be transferred only on the stock transfer books of the Corporation.  Share transfer and issuance will be done by the Secretary in the manner provided by the Business Corporation Act and the Uniform Commercial Code of New Mexico.

## ARTICLE III

## DIRECTORS

A. **NUMBER, TENURE, QUALIFICATIONS AND ELECTION**. The number of Directors of the Corporation will be not fewer than five nor more than nine. Each Director will be elected annually at the annual meeting of shareholders and will serve until that Director's successor has been elected and qualified. Directors need not be residents of New Mexico nor shareholders of the Corporation. The Board shall consist at all times of a majority of Directors who are persons other than an officer or employee of the Corporation or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, in accordance with the requirements of any applicable listing exchange and the U.S. Securities and Exchange Commission ("Independent Directors").

B. **ANNUAL AND REGULAR MEETINGS**. An annual meeting of the Board of Directors will be held without other notice than this bylaw, immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of New Mexico, for the holding of regular meetings without other notice than that resolution.

C. **SPECIAL MEETINGS**. Special meetings of the Board of Directors may be called by or at the request of the Chief Executive Officer or any one Director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of New Mexico, as the place for holding any special meeting of the Board of Directors.

D. **NOTICE**. Notice of any special meeting will be given at least two days before the meeting by written notice delivered personally or by mail or expedited delivery service to each Director at his or her business address, or by telephone, telegram or similar data transmission system. Notice, if written, will be deemed to be delivered when deposited, postage prepaid, in the United States mail in a sealed envelope so addressed or when delivered, charges prepaid, to an expedited delivery service. If notice is given by telegram or similar data transmission system, the notice will be deemed to be delivered when the communication is delivered, charges prepaid, to the telegraph company or to the data transmission company, as appropriate. If notice is given by telephone or similar voice transmission system, the notice will be deemed given if the call is monitored by one other Director. Any Director may waive notice of any meeting. The attendance of a Director at any meeting will constitute a waiver of notice of the meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

E. **QUORUM**. A majority of the number of Directors constituting the Board of Directors will constitute a quorum for the transaction of business. A quorum once attained will continue notwithstanding the voluntary withdrawal of enough Directors to leave less than a quorum. A majority of the members present at a meeting where a quorum is present shall decide any question brought before the meeting unless a greater number is required by law or the Articles of Incorporation.

F.　**ACTION BY CONSENT**.　Any action required to be taken at a meeting of the Directors, or any other action which may be taken at a meeting of Directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the Directors entitled to vote with respect to the subject matter of the meeting.　The consent will have the effect of a unanimous vote and will be equally valid as if the action were approved at a meeting.

G.　**PARTICIPATION BY TELEPHONE**.　Any one or more members of the Board of Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time.　Participation by this means will constitute presence in person at the meeting.

H.　**VACANCIES**.　Any vacancy occurring in the Board of Directors, or in a directorship to be filled by reason of any increase in the number of Directors, may be filled by a majority vote of the remaining Directors.　A Director elected to fill a vacancy will be elected for the unexpired term of the Director's predecessor in office.

I.　**COMPENSATION**.　The form and amount of compensation of Directors shall be determined by resolution of the Board of Directors from time to time.　Nothing in this section will be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

J.　**REMOVAL**.　At a meeting of shareholders called expressly for that purpose, any Director or the entire Board of Directors may be removed, with or without cause, by a vote of a majority of the shares then entitled to vote at an election of Directors.

K.　**COMMITTEES**.　The Board of Directors by resolution adopted by majority of the Board of Directors may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in the resolution or in these Bylaws will have and may exercise all the authority of the Board of Directors except that no committee (1) may declare dividends or authorize distributions, (2) approve or recommend to stockholders actions or proposals required by law to be approved by stockholders, (3) amend Bylaws, (4) approve a plan of merger not requiring stockholder approval, (5) authorize or approve the reacquisition of shares, and (6) authorize and approve the issuance or sale of, or any contract to sell shares or designate terms of, a series of a class of shares.　The action of any committee appointed by the Board of Directors is subject to review and revision by the Board of Directors. The Company shall have three standing committees:　the Audit Committee, the Management Development and Compensation Committee, and the Corporate Governance and Nominating Committee.　Membership on each of the three standing committees is limited to Independent Directors.　Each standing committee shall operate under a written charter.　Subject to compliance with applicable U.S. Securities and Exchange Commission requirements, the Corporate Governance and Nominating Committee shall nominate by June 1 of each year a proposed slate of Directors for the ensuing year, which shall be voted upon by the Board of Directors by July 1 of such year, and shall be put forth to the stockholders for election via the ensuing proxy.　If the Board shall fail to approve the slate put forth by the Corporate Governance and Nominating Committee, the Board of Directors shall stay in session until an alternate slate of Directors is agree upon.

L.　**MEETINGS OF INDEPENDENT DIRECTORS**.　As often as requested by any Independent Director, the Independent Directors shall meet as a group outside of the presence of any persons who are not Independent Directors.

M.     **CHAIRMAN OR CHAIRWOMAN**.  The Board of Directors by resolution adopted by a majority of the Board of Directors then present may designate from among its members a Chairman or Chairwoman of the Board to preside over the meetings of the Board of Directors.  The Board of Directors by resolution adopted by a majority of the Board of Directors then present may designate from among its members a Vice-Chairman or Vice-Chairwoman of the Board to preside over meetings of the Board of Directors in the absence or inability to serve of the Chairman of the Board.

N.     **LEAD DIRECTOR**.  In the event the Chairman of the Board of Directors is not an Independent Director, the Board of Directors shall elect at each annual meeting of Board of Directors a Lead Director.  The Lead Director shall preside over the meetings of Independent Directors of the Corporation.

## ARTICLE IV

## OFFICERS

A.     **NUMBER**.  The officers of the Corporation will consist of a Chief Executive Officer, a President, a Secretary, and such other officers as the Board of Directors may deem necessary.  The additional officers may be appointed or elected in accordance with the provisions of this Article.  Any two or more offices may be held by the same person.

B.     **ELECTION AND TERM OF OFFICE**.  The officers of the Corporation will be elected annually by the Board of Directors at the annual meeting of the Board of Directors. Vacancies may be filled or new offices may be created and filled at any meeting of the Board of Directors.  Each officer will hold office until the officer's successor has been duly elected and qualified or until the officer's death or until the officer resigns or has been removed in the manner provided in this Article.

C.     **REMOVAL**.  Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served by the officer or agent's removal, but that removal will be without prejudice to the contract right, if any, of the person removed.

D.     **CHIEF EXECUTIVE OFFICER.**  The Chief Executive Officer will be the chief executive officer of the Corporation.  The Chief Executive Officer, unless some other person is specifically authorized by vote of the Board of Directors, will be authorized to sign all certificates of stock, bonds, deeds, mortgages, extension agreements, modification of mortgages, agreements, leases, and contracts of the Corporation.  The Chief Executive Officer will perform other duties all duties commonly incident to the Chief Executive Officer's office and will perform any other duties and have such additional powers as the Board of Directors designations.

E.     **PRESIDENT**.  The President will be chief operating officer of the Corporation. Except as specifically limited by vote of the Board of Directors, the President will perform the duties and have the powers of the Chief Executive Officer during the absence, disability or failure to act of the Chief Executive Officer.  The President will perform all the duties commonly incident to the President's office and will perform any other duties the Board of Directors designates.

F.  **VICE PRESIDENT**.  Except as specially limited by vote of the Board of Directors, any Vice President will perform the duties and have the powers of the President during the absence, disability or failure to act of the President.  The Vice President will perform other duties and have other powers as the Board of Directors designates.

G.  **SECRETARY AND ASSISTANT SECRETARY**.  The Secretary or the Assistant Secretary in the absence, disability or failure to act of the Secretary, will keep accurate minutes of all meetings of the shareholders and the Board of Directors, and will perform all the duties commonly incident to that office, and will perform any other duties and have any other powers the Board of Directors designates.  The Secretary will have the power, together with the Chief Executive Officer, the President or a Vice President, to sign certificates of stock of the Corporation.

H.  **TREASURER AND ASSISTANT TREASURER**.  The Treasurer or the Assistant Treasurer in the absence, disability or failure to act of the Treasurer, subject to the order of the Board of Directors, will have the care and custody of the money, funds, valuable papers, and documents of the Corporation and will have and exercise, under the supervision of the Board of Directors, all the powers and duties commonly incident to that office.  The Treasurer will keep accurate books of account of the Corporation's transactions which will be the property of the Corporation, and will be subject at all times to the inspection and control of the Board of Directors.

I.  **SALARIES**.  The salaries of the officers will be fixed from time to time by the Board of Directors.  No officer will be prevented from receiving a salary by reason of the fact that the officer is also a Director of the Corporation.

## ARTICLE V

### FUNDS AND BORROWING

The depository for Corporation funds, the persons entitled to draw against these funds, the persons entitled to borrow on behalf of the Corporation and the manner of accomplishing these matters will be determined by the Board of Directors.

## ARTICLE VI

### FISCAL YEAR

The fiscal year of the Corporation will be determined by the Board of Directors.

## ARTICLE VII

### DIVIDENDS

A.  **SOURCE AND FORM**.  Dividends may be declared in the form of cash, in the Corporation's authorized but unissued shares, or in the property of the Corporation.  No dividends will be declared or paid on the stock of the Corporation if, were the dividends paid, either (1) the Corporation would be unable to pay its debts as they become due in the usual course of its business; or (2) the Corporation's total assets would be less than the sum of its total liabilities and the maximum amount that then would be payable, in any liquidation, with respect to all outstanding shares having preferential rights in liquidation.

B.    **DECLARATION**.  The date for the declaration of dividends will be the date of the meeting of the Board of Directors at which the dividends are declared.  The Board of Directors in its discretion will declare what, if any, dividends will be issued upon the stock of the Corporation. Dividends may be declared at any meeting, regular or special, of the Board of Directors.  The Board of Directors may fix in advance a record date for the determination of the shareholders entitled to a dividend distribution.  The shareholders of record as of the record date will be entitled to receive the dividends.

## ARTICLE VIII

### INTERESTED PARTIES

No transaction of the Corporation will be affected because a shareholder, Director, officer, or employee of the Corporation is interested in the transaction if (i) the material facts of the transaction and the Director's interest were disclosed or known to the Board of Directors or a committee of the Board of Directors and the Board of Directors or committee authorized, approved or ratified the transaction, (ii) the material facts of the transaction and the interest of the Director were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction, or (iii) the transaction was fair to the Corporation.  Those interested parties will be counted for quorum purposes and may vote when the Corporation considers the transaction provided that a majority of the Board of Directors who have no direct or indirect interest in the transaction is required to approve the transaction or, if appropriate, a majority of those shares entitled to vote on a transaction.  Those interested parties will not be liable to the Corporation for the parties' profits or the Corporation's losses, from the transaction.

## ARTICLE IX

### WAIVER OF NOTICE

Whenever any notice is required to be given under the provisions of these Bylaws or under the provisions of the law under which this Corporation is organized, a waiver of notice in writing, signed by the person or persons entitled to that notice, will be deemed equivalent to the giving of the notice.

## ARTICLE X

### AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, at any annual meeting or regular meeting of the Board of Directors of the Corporation or at any special meeting when the proposal to amend these Bylaws has been stated in the notice of the special meeting by a majority vote of the Directors represented at the meeting.

## ARTICLE XI

### INDEMNIFICATION

The Corporation shall indemnify persons to the full extent permitted in the New Mexico Business Corporation Act, as amended from time to time.

**ADOPTED by unanimous approval of the Board of Directors on January 31, 2006.**

/s/ Bruce E. Castle

Bruce E. Castle, Secretary